Exhibit 99.1

Annual and Special Meeting
Calgary, Alberta
April 27, 2005

ENCANA CORPORATION
NOTICE OF
2005 ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS
AND
INFORMATION CIRCULAR

ENCANA CORPORATION
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Dear Shareholder:

     You are cordially invited to attend the Annual and Special Meeting of Shareholders (the “Meeting”) of EnCana Corporation (the “Corporation”) which will be held in the Imperial Ballroom at the Hyatt Regency Calgary located at 700 Centre Street S.E., Calgary, Alberta, Canada on Wednesday, April 27, 2005 at 10:30 a.m. (Calgary time).

     The purposes of the Meeting are:

(1)	to receive the Consolidated Financial Statements and the Auditors’ Report for the year ended December 31, 2004;

(2)	to elect directors;

(3)	to appoint auditors for the ensuing year and authorize the directors to fix their remuneration;

(4)	to consider and, if deemed appropriate, to pass an ordinary resolution approving an amendment to the employee stock option plan of the Corporation to increase the maximum number of Common Shares issuable thereunder;

(5)	to consider and, if deemed appropriate, to pass a special resolution authorizing the Corporation to amend its Articles to subdivide each issued and outstanding Common Share of the Corporation on a two-for-one basis as set forth in the accompanying Information Circular; and

(6)	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

     Shareholders who are unable to attend the Meeting in person are asked to complete, sign and return the enclosed proxy in the envelope provided or alternatively, vote by telephone or the internet at their discretion. Please note that your proxy must be deposited and received by CIBC Mellon Trust Company, at the address specified on page 1 of the accompanying Information Circular, by 10:30 a.m. (Calgary time) on Monday, April 25, 2005; or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the reconvened meeting, otherwise the proxy may be invalid. Complete directions for use of the telephone or the internet to transmit your voting instructions are provided with the enclosed proxy and are described in the accompanying Information Circular.

     Shareholders of record at the close of business on March 7, 2005 will be entitled to receive notice of and vote at the Meeting.

     Your participation as a shareholder is very important to our Corporation. Please ensure your shares are represented at the Meeting.

Sincerely,

Kerry D. Dyte
Corporate Secretary

Calgary, Alberta
March 16, 2005

i

ENCANA CORPORATION
INFORMATION CIRCULAR
GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

     The enclosed form of proxy is solicited by the management of EnCana Corporation (the “Corporation” or “EnCana”) for use at the Annual and Special Meeting of Shareholders (the “Meeting”) to be held on April 27, 2005, at the place and time and for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the “Notice of Meeting”) accompanying this Information Circular. The solicitation will be primarily by mail, but proxies also may be solicited personally by directors and regular employees of the Corporation. All expenses in connection with the solicitation will be borne by the Corporation.

     In addition, EnCana has retained Georgeson Shareholder Communications Canada Inc. (“Georgeson Shareholder”), 66 Wellington Street West, TD Tower, Suite 5210, Toronto Dominion Centre, P.O. Box 240, Toronto, Ontario, M5K 1J3 at a fee of approximately $45,000 plus out-of-pocket expenses to aid in the solicitation of proxies from individual and institutional investors in Canada and the United States. If you have questions about the information contained in this Information Circular or require assistance in completing your proxy form, please call Georgeson Shareholder at 1-877-288-9163.

     EnCana will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of EnCana Common Shares registered in the names of such brokers, custodians, nominees and fiduciaries.

     Unless otherwise stated, the information contained in this Information Circular is given as of the date hereof and all dollar amounts are in Canadian dollars.

VOTING OF PROXIES

Instructions for Registered Holders of Common Shares

     Registered holders of Common Shares who are unable to be present at the Meeting may vote through the use of proxies. If you are a registered holder of Common Shares you should convey your voting instructions in one of the three voting methods available to you: (i) use of the paper form of proxy to be returned by mail or delivery; (ii) use of the telephone voting procedure; or (iii) use of the internet voting procedure. Proxies must be received by CIBC Mellon Trust Company, or voting by telephone or by internet by registered shareholders must be completed, no later than 10:30 a.m. (Calgary time) on Monday, April 25, 2005 or, if the Meeting is adjourned, not less than forty-eight hours (excluding Saturdays, Sundays and holidays) before the time of the reconvened meeting, otherwise the proxies may be invalid.

     Mail

     If a registered holder of Common Shares elects to use the paper form of proxy, then it must be completed, dated and signed in accordance with the instructions included with the form of proxy. Proxies may be delivered using the enclosed postage prepaid self-addressed envelope, or by otherwise delivering them to the Corporate Secretary of the Corporation c/o CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7 Avenue S.W., Calgary, Alberta, T2P 2Z1.

     Telephone

     If a registered holder of Common Shares elects to vote by telephone, then a touch-tone telephone must be used to transmit voting preferences to this toll free number: 1-866-271-1207 (English and French). A registered holder of Common Shares must follow the instructions of the “Vote Voice” and refer to the form of proxy sent to such shareholder, and will be required to enter the Control Number provided to such shareholder, as described under the heading “Control Number”, below. Voting instructions are then conveyed by use of touch-tone selections over the telephone.

     Internet

     If a registered holder of Common Shares elects to vote by internet (English and French), then they must access the website www.eproxyvoting.com/encana.

     A registered holder of Common Shares must then follow the instructions contained on the website and refer to the form of proxy sent to such shareholder, and will be required to enter the Control Number provided to such shareholder, as described under the heading “Control Number” below. Voting instructions are then conveyed electronically by the registered holder of Common Shares over the internet.

     Control Number

     In order to vote via the telephone or the internet, registered holders of Common Shares will be required to enter the 13-digit Control Number located on the back side of the form of proxy (see Box 2) that has been provided to them.

Instructions for Non-Registered Holders of Common Shares

     All non-registered holders of Common Shares who receive these materials through a broker or other intermediary should complete and return the materials entitling such beneficial owners to vote in accordance with the instructions provided to them by such broker or other intermediary.

Confidentiality

     Proxies are counted and tabulated by CIBC Mellon Trust Company, the transfer agent of the Corporation, in such a manner as to preserve the confidentiality of the votes of individual holders of Common Shares, except: (a) as necessary to meet applicable legal requirements; (b) in the event of a proxy contest; or (c) in the event a holder of Common Shares has made a written comment on the proxy.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment

     For a shareholder who is an individual, the form of proxy may be signed either by the individual or by his attorney authorized in writing. In the case of a shareholder which is a body corporate or an association, the proxy shall be in writing executed by a duly authorized officer or by an attorney thereof authorized in writing. Persons signing as executors, administrators, or trustees should so indicate and must provide a true copy of the document establishing their authority. An authorized person(s) of a partnership should sign in the partnership name.

     The persons named in the enclosed form of proxy are directors or officers of the Corporation. A shareholder has the right to appoint a person to represent him at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by inserting the name of the shareholder’s nominee in the space provided in the paper form of proxy enclosed or by completing another proper form of proxy and depositing it with the Corporate Secretary of the Corporation within the time, and in the manner, specified above. The paper form of proxy is the only voting option by which a registered holder of Common Shares may appoint a person as proxy other than the nominees named on the form of proxy. A person appointed as a proxyholder need not be a shareholder of the Corporation.

     If the enclosed form of proxy is duly completed and timely deposited, the persons named in it will vote for, against or withhold from voting, the shares for which they are proxyholder, in accordance with the instructions of the shareholders appointing them on any ballot that may be called for. If you have appointed a person designated by EnCana to act and vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning any matter identified in the Notice of Meeting, the Common Shares represented by such proxy will be voted in favour of: (i) the election of the persons nominated for election as directors; (ii) the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors and the authorization of the directors to set their remuneration; (iii) an ordinary resolution approving an amendment to the employee stock option plan of the Corporation, as described in this Information Circular; and (iv) a special resolution authorizing an amendment to the Articles of the Corporation to subdivide the issued and outstanding Common Shares on a two-for-one basis, as described in this Information Circular.

     The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting. At the time of printing this Information Circular, the Corporation’s management knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any such amendments, variations or other matters, including procedural matters, are required to be voted on at the Meeting, or any adjournments thereof, the persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed proxyholder in accordance with their best judgment.

Revocation

     A shareholder who has given a proxy may revoke it, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by it, by signing another proper form of proxy bearing a later date and depositing it with the Corporate Secretary of the Corporation within the time specified for deposit of proxies, or by signing a written notice of revocation and depositing it with the Corporate Secretary of the Corporation either (a) c/o CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7 Avenue S.W., Calgary, Alberta, T2P 2Z1, or (b) at the registered office of the Corporation, 1800, 855 - 2 Street S.W., Calgary, Alberta, T2P 2S5, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or by delivering it to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. If the instructions were conveyed by telephone or the internet then conveying new instructions by any of these two means will revoke the prior instructions. If a shareholder attends the Meeting and votes in person on any matter, such voting will supersede any proxy previously given by such shareholder with respect to that matter.

RECORD DATE AND VOTING SHARES

     Each shareholder is entitled to one vote for each Common Share registered in his name, or in the name of a securities dealer, bank or trust company on his behalf, on the list of shareholders prepared as of the close of business on March 7, 2005, the record date fixed by EnCana’s Board of Directors for determining shareholders entitled to notice of the Meeting. Only holders of Common Shares as of March 7, 2005 will be entitled to vote at the Meeting. As of February 28, 2005, there are issued and outstanding 444,985,648 Common Shares. With respect to voting on the matters set out in the Notice of Meeting, each shareholder is entitled to one vote for each Common Share held. For each of the matters set out in the Notice of Meeting to be approved (other than the special resolution authorizing an amendment to the Articles of the Corporation to subdivide the Common Shares on a two-for-one basis), more than 50 percent of the votes cast by shareholders, present in person or represented by proxy, must be cast in favour of such resolutions. To be approved, the special resolution authorizing an amendment to the Articles of the Corporation to subdivide the Common Shares on a two-for-one basis must be passed by not less than two-thirds of the votes cast by shareholders, present in person or represented by proxy at the Meeting.

     To the knowledge of the directors and management of the Corporation, as at February 28, 2005, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10 percent of the voting rights attached to voting securities of the Corporation.

PURPOSES OF THE MEETING

CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS’ REPORT

     The audited consolidated financial statements of the Corporation for the year ended December 31, 2004 and the Auditors’ Report thereon will be received at the Meeting. These statements and the Auditors’ Report are contained in the 2004 Annual Report of the Corporation, which is being provided to each shareholder entitled to receive a copy of the Notice of Meeting and this Information Circular.

ELECTION OF DIRECTORS

     The Articles of the Corporation provide that the minimum number of directors shall be eight and the maximum number shall be 17. There are currently 16 directors. The Board of Directors of the Corporation (the “Board” or the “Board of Directors”) has set the number of directors to be elected at the Meeting at 15. At the Meeting, shareholders will be asked to elect as directors the 15 nominees listed in the following table to serve until the close of the next annual meeting of shareholders, or until their respective successors are duly elected or appointed. Mr. Richard F. Haskayne, O.C. will be retiring from the Board effective April 27, 2005. The Corporation would like to thank Mr. Haskayne for his contributions as a member of the Board for the past 12 years.

     The following table provides the names, ages and cities of residence of all persons proposed to be nominated for election as directors of the Corporation, the date on which each became a director of Alberta Energy Company Ltd. (“AEC”), PanCanadian Energy Corporation (or its predecessor, PanCanadian Petroleum Limited) (as EnCana was then named) (“PanCanadian”), or EnCana, the present occupations and brief biographies of such persons, and the number of securities of the Corporation owned, controlled or directed by each and the number of deferred share units held as at February 28, 2005 and March 5, 2004. The Corporation indirectly acquired all of the shares of AEC on April 5, 2002 and changed its name to EnCana Corporation. The Corporation amalgamated with AEC and another wholly-owned subsidiary on January 1, 2003.

			Common Shares Owned,
			Controlled or
			Directed(2)		Deferred Share Units(3)
Nominee for Election as Director(1)	Age	Director Since	2005	2004	2005	2004
Michael N. Chernoff	68	1999	777,130	791,850	11,987	7,530
West Vancouver, British Columbia, Canada
Member of: - Corporate Responsibility, Environment, Health and Safety Committee - Reserves Committee	Mr. Chernoff is a Corporate Director. He is also a director of Canadian Hydro Developers, Inc. (developer of low-impact renewable energy). He was President and Chairman of Pacalta Resources Ltd. (a public oil and gas company) in 1999 when it was acquired by AEC.
	He has a Bachelor of Science in Geological Engineering (Queen’s University).

Ralph S. Cunningham	64	2003	0	0	10,585	7,011
Houston, Texas, U.S.A.
Member of: - Corporate Responsibility, Environment, Health and Safety Committee - Human Resources and Compensation Committee	Mr. Cunningham is a Corporate Director. He is also a director of Agrium Inc. (agricultural chemicals company), General Partner of Enterprise Products Partners L.P. (midstream energy partnership) and TETRA Technologies, Inc. (energy services and chemicals company). In the not-for-profit sector, he is a member of the Auburn University Chemical Engineering Advisory Council, the Auburn University Engineering Advisory Council and the University of Texas at Tyler Engineering Advisory Council. He was President and Chief Executive Officer of CITGO Petroleum Corporation (energy company) from May 1995 until his retirement in May 1997.
	He holds a Bachelor of Science in Chemical Engineering (Auburn University) and a Masters of Science/Ph.D. in Chemical Engineering (The Ohio State University).

Patrick D. Daniel	58	2001	27,174	27,174	8,610	4,818
Calgary, Alberta, Canada
Member of: - Audit Committee - Pension Committee	Mr. Daniel has been President & Chief Executive Officer of Enbridge Inc. (energy delivery) since January 2001 and a director since 2000. He has been a senior executive officer of Enbridge for over 13 years and is a director of a number of Enbridge subsidiaries. He is a director of the general partner of Enbridge Energy Partners, L.P. and Enbridge Energy Management, L.L.C. which are publicly traded. He is a trustee of Enbridge Income Fund and a trustee of Enbridge Commercial Trust, a subsidiary entity of Enbridge Income Fund. He is also a director of Enerflex Systems Ltd. (compression systems manufacturer). In the not-for profit sector, he is Chairman of the Business Advisory Council for the University of Alberta’s Faculty of Business and a director of Interstate Natural Gas Association of America. He is a member of the University of British Columbia Faculty of Applied Science Engineering Advisory Council and of the Accenture Energy Advisory Committee.
	He holds a Bachelor of Science (University of Alberta) and Master of Science (University of British Columbia), both in chemical engineering.

Ian W. Delaney	61	1999	59,300	59,300	13,368	8,734
Toronto, Ontario, Canada
Member of: - Human Resources and Compensation Committee - Nominating and Corporate Governance Committee	Mr. Delaney has been Executive Chairman of the Board and a director of Sherritt International Corporation (nickel/cobalt mining, oil and gas production, electricity generation and coal mining) since 1995. He is also a director and non-executive chairman of Dynatec Corporation (a mining company) and a director and non-executive chairman of The Westaim Corporation (a technology investment company).

			Common Shares Owned,
			Controlled or
			Directed(2)		Deferred Share Units(3)
Nominee for Election as Director(1)	Age	Director Since	2005	2004	2005	2004
William R. Fatt	53	1995	31,269	31,269	10,292	5,759
Toronto, Ontario, Canada
Member of: - Audit Committee	Mr. Fatt has been Chief Executive Officer and a director of Fairmont Hotels & Resorts Inc. (hotel management) since 2001. He is also a director of Enbridge Inc. (energy delivery), Sun Life Financial Inc. (life insurers), The Jim Pattison Group (private company) and Vice Chairman and Trustee of Legacy Hotels Real Estate Investment Trust. In the past five years, he was Chairman and Chief Executive Officer of FHR Holdings Inc., formerly known as Canadian Pacific Hotels and Resorts, Inc. (January 1998 to October 2001).
	He holds a Bachelor of Arts in Economics (York University).

Michael A. Grandin	60	1998	90,595	90,595	8,691	4,871
Calgary, Alberta, Canada
Member of: - Human Resources and Compensation Committee - Pension Committee (Chair) - Reserves Committee	Mr. Grandin was appointed Dean of the Haskayne School of Business, University of Calgary (education) in February 2004. He is also Chairman and Chief Executive Officer of Fording Canadian Coal Trust (a metallurgical coal producer), and a director of BNS Split Corp. (investment company), IPSCO Inc. (steel maker) and the Investment Dealers Association of Canada. In the past five years, he was President of PanCanadian from October 2001 to April 2002 when it merged with AEC to form EnCana. He was also Executive Vice-President and Chief Financial Officer of Canadian Pacific Limited from 1998 to 2001.
	He holds a Bachelor of Science in Engineering (University of Alberta) and a Master of Business Administration (Harvard).

Barry W. Harrison	64	1996	13,217	18,217	8,077	4,524
Calgary, Alberta, Canada
Member of: - Audit Committee (Chair) - Nominating and Corporate Governance Committee	Mr. Harrison is a Corporate Director and an independent businessman. He is a director and President of Eastgate Minerals Ltd. (oil and gas) and a director of Eastshore Energy Ltd. (oil and gas) and The Wawanesa Mutual Insurance Company (a Canadian mutual company — property and casualty insurer).
	He holds a Bachelor of Business Administration and Banking (Colorado College) and a Bachelor of Laws (University of British Columbia).

Dale A. Lucas	67	1997	2,472	24,832	12,220	8,148
Calgary, Alberta, Canada
Member of: - Audit Committee - Pension Committee	Mr. Lucas is a Corporate Director. He is President of D.A. Lucas Enterprises Inc. since 1993, a private company owned by and through which Mr. Lucas consults internationally. He served the maximum 6-year term as a director of the New York Mercantile Exchange (NYMEX) (1993 to 1999). He was past Chairman of the Alberta Petroleum Marketing Commission and held senior executive positions with J. Makowski Canada Ltd. (Calgary), J. Makowski Associates Inc. (Boston), BPCanada and BP Pipelines (San Francisco).
	He holds a Bachelor of Science in Chemical Engineering and a Bachelor of Arts in Economics (University of Alberta).

Ken F. McCready	65	1992	19,000	19,000	8,077	4,524
Calgary, Alberta, Canada
Member of: - Corporate Responsibility, Environment, Health and Safety Committee - Pension Committee	Mr. McCready is President of K.F. McCready & Associates Ltd. (sustainable energy development consulting company). He is a director of Computer Modelling Group Ltd. (computer software engineering and consulting firm) and serves as a director of several private companies. He is also Chairman of NRCan — Advisory Board on Energy Science and Technology (Ottawa). He was the President and Chief Executive Officer of TransAlta Corporation (electric utility company) from 1989 to January 1996.
	He holds a Bachelor of Science in Electrical Engineering (University of Alberta).

			Common Shares Owned,
			Controlled or
			Directed(2)		Deferred Share Units(3)
Nominee for Election as Director(1)	Age	Director Since	2005	2004	2005	2004
Gwyn Morgan	59	1993	611,627	762,658	104,722	103,812
Calgary, Alberta, Canada
Mr. Morgan is President & Chief Executive Officer of EnCana. He is the lead director of HSBC Bank Canada, a director and Vice-Chairman of the Canadian Council of Chief Executives, a director of the American Petroleum Institute, and a member of the Accenture Energy Advisory Board. In the not-for-profit sector, he is a director of the Institute of the Americas, and a member of the Board of Governors of The Council for Canadian Unity and the Board of Trustees of The Fraser Institute. In the past five years, he was the President & Chief Executive Officer of AEC (1994-2003) and a director (1993-2003). Mr. Morgan joined AEC in 1975 during the start-up of operations.
	He holds a Bachelor of Science in Petroleum Engineering (University of Alberta) and post-graduate qualifications including the Executive Business Program of Cornell University in New York State.

Valerie A.A. Nielsen	59	1990	39,886	47,162	13,420	8,826
Calgary, Alberta, Canada
Member of: - Corporate Responsibility, Environment, Health and Safety Committee (Chair) - Reserves Committee	Ms. Nielsen is a Corporate Director. She is a director of Wajax Limited (a diversified company engaged in the sale and after-sales parts and service support of mobile equipment, diesel engines and industrial components). In the not-for-profit sector, she is a director of the Calgary Military Museums Society and the Canada Olympic Association. In the past five years, she was a member and past chairman of an advisory group on the General Agreement on Tariffs and Trade (GATT), the North America Free Trade Agreement (NAFTA) and international trade matters pertaining to energy, chemicals and plastics from 1986 to 2002.
	She holds a Bachelor of Science (Hon.) (Dalhousie University).

David P. O’Brien(4)	63	1990	127,301	147,103	9,708	5,427
Calgary, Alberta, Canada
Member of:
- Nominating and Corporate Governance
  Committee (Chair)
Ex officio member of:
- Audit Committee
- Corporate Responsibility, Environment,
  Health and Safety Committee
- Human Resources and Compensation
  Committee
- Pension Committee
- Reserves Committee	Mr. O’Brien is Chairman of the Board of EnCana and Chairman of the Board of the Royal Bank of Canada. He is a director of Fairmont Hotels & Resorts Inc., Inco Limited, Molson Coors Brewing Company and TransCanada Corporation. He is also a director of Profico Energy Management Ltd. (private company) and the E & P Limited Partnership (private). In the not-for-profit sector, he is a director of the C.D. Howe Institute. In the past five years, he was Chairman of the Board since 1990 and interim Chief Executive Officer of PanCanadian from October 2001 to April 2002 when it merged with AEC to form EnCana. He was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (energy, hotels, and transportation) from May 1996 to October 2001.
	He holds a Bachelor of Civil Law (McGill University), a Bachelor of Arts in Honours Economics (Loyola College), an Honourary Doctorate of Civil Law (Bishops University) and an Honourary Bachelor of Applied Business and Entrepreneurship (International) (Mount Royal College).

Jane L. Peverett	46	2003	10,000	15,000	6,545	3,006
West Vancouver, British Columbia, Canada
Member of: - Audit Committee	Ms. Peverett is the Chief Financial Officer of British Columbia Transmission Corporation (electrical transmission) since June 2003. In the not-for-profit sector, she is a Governor of the University of Victoria Board of Governors. In the past five years, she was the President of Union Gas Limited from April 2002 to May 2003, President and Chief Executive Officer from April 2001 to April 2002, Senior Vice President Sales & Marketing from June 2000 to April 2001 and was Chief Financial Officer from March 1999 to June 2000.
	She holds a Bachelor of Commerce (McMaster University) and a Master of Business Administration (Queen’s University).

			Common Shares Owned,
			Controlled or
			Directed(2)		Deferred Share Units(3)
Nominee for Election as Director(1)	Age	Director Since	2005	2004	2005	2004
Dennis A. Sharp Calgary, Alberta, Canada/	67	1998	40,800	40,800	8,077	4,524
Montreal, Quebec, Canada
Member of: - Corporate Responsibility, Environment, Health and Safety Committee - Nominating and Corporate Governance Committee	Mr. Sharp is Executive Chairman and a director of UTS Energy Corporation (oil and natural gas company). He is a director of Azure Dynamics Corporation (innovative technology company) and BacTech Mining Corporation (bacterial oxidation technology company). In the past five years, he was Chairman and Chief Executive Officer of UTS Energy Corporation (since 1998 to October 2004).
	He has a Bachelor of Science in Geological Engineering (Queen’s University).

James M. Stanford, O.C.	67	2001	16,174	26,174	9,338	5,208
Calgary, Alberta, Canada
Member of: - Audit Committee - Human Resources and Compensation Committee - Reserves Committee (Chair)	Mr. Stanford is President of Stanford Resource Management Inc. (investment management). He is a director of Inco Limited (mining company), NOVA Chemicals Corporation (commodity chemical company), OPTI Canada Inc. (oil sands development and upgrading company) and Terasen Inc. (energy distribution and energy transportation company). He is also a director of a number of private companies. In the not-for-profit sector, he serves as Chair of the Sustainable Development Technology Canada foundation and serves on the Board of the Mount Royal College Foundation and the Council for Business and the Arts in Canada. In the past five years, he was President and Chief Executive Officer of Petro-Canada (oil and gas company) from 1993 until his retirement in January 2000 and served as non-executive Chairman of Petro-Canada from January to May 2000.
	He holds a Doctor of Laws (Hon.) and a Bachelor of Science in Petroleum Engineering (University of Alberta) and a Doctor of Laws (Hon.) and a Bachelor of Science in Mining (Concordia University).

(1)	For information concerning cease trade orders, bankruptcies, penalties or sanctions in the past 10 years of corporations of which the Corporation’s nominees for election as directors served as directors, please see the section entitled “Directors and Officers” contained in the Corporation’s Annual Information Form dated February 25, 2005.

(2)	The information as to the Common Shares owned, controlled or directed has been furnished by each of the nominees as of February 28, 2005 and March 5, 2004 and include the following:

	2005		2004
		Options to Acquire		Options to Acquire
	Voting Shares	Voting Shares	Voting Shares	Voting Shares
M.N. Chernoff	754,770	22,360	754,770	37,080
R.S. Cunningham	0	0	0	0
P.D. Daniel	4,174	23,000	4,174	23,000
I.W. Delaney	36,940	22,360	22,220	37,080
W.R. Fatt	8,269	23,000	8,269	23,000
M.A. Grandin	6,035	84,560	6,035	84,560
B.W. Harrison	3,217	10,000	3,217	15,000
D.A. Lucas	2,472	0	2,472	22,360
K.F. McCready	4,000	15,000	4,000	15,000
G. Morgan	186,627	425,000	184,498	578,160
V.A.A. Nielsen	17,526	22,360	10,082	37,080
D.P. O’Brien	10,361	116,940	14,663	132,440
J.L. Peverett	0	10,000	0	15,000
D.A. Sharp	17,800	23,000	17,800	23,000
J.M. Stanford, O.C.	3,174	13,000	3,174	23,000

TOTAL	1,055,365	810,580	1,035,374	1,065,760

(3)	The information as to the deferred share units held by directors is as of February 28, 2005 and March 5, 2004. For more detailed information relating to the deferred share units held by the directors, see “Statement of Executive Compensation — Compensation of Directors”, and for the deferred share units held by Mr. G. Morgan, see “Statement of Executive Compensation — Summary Compensation Table”.

(4)	As an ex officio non-voting member, Mr. D.P. O’Brien attends as his schedule permits and may vote when necessary to achieve a quorum.

     At February 28, 2005, the number of shares held beneficially by EnCana directors and senior management, shares held by employees under the Corporation’s savings plans, together with the total number of shares under option, amount to approximately 22.6 million Common Shares, representing approximately 5 percent of the voting shares of EnCana on a diluted basis. In addition, directors and senior management held 397,806 deferred share units.

     The management of the Corporation has no reason to believe that any of the above nominees will be unable to serve as a director but, in the event that a vacancy among the original nominees occurs for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote the Common Shares, in respect of which they are appointed proxyholder, in accordance with their best judgment.

     A list of the other public company board memberships of nominees for election as directors of EnCana is set out in Appendix “A” attached to this Information Circular.

Committee Memberships and Record of Attendance at Meetings

     The following tables summarize the meetings of the Board and its Committees held for the twelve month period ending December 31, 2004 and the attendance of individual directors of the Corporation at such meetings.

Type of Meeting Held	Number of Meetings
Board (6 regularly scheduled and 3 special)	9
Audit Committee	8
Corporate Responsibility, Environment, Health and Safety Committee	3
Human Resources and Compensation Committee	4
Nominating and Corporate Governance Committee	5
Pension Committee	2
Reserves Committee	3

		Committee	Board
		Meetings	Meetings
Director	Committee Memberships	Attended	Attended
M.N. Chernoff	Corporate Responsibility, Environment, Health and Safety	3 of 3	9 of 9
	Reserves	3 of 3
R.S. Cunningham	Corporate Responsibility, Environment, Health and Safety	3 of 3	8 of 9
	Human Resources and Compensation	4 of 4
P.D. Daniel	Audit	8 of 8	9 of 9
	Pension	2 of 2
I.W. Delaney	Human Resources and Compensation	4 of 4	8 of 9
	Nominating and Corporate Governance	5 of 5
W.R. Fatt	Audit	8 of 8	6 of 9
M.A. Grandin	Human Resources and Compensation	3 of 4	8 of 9
	Pension (Chair)	2 of 2
	Reserves	3 of 3
B.W. Harrison	Audit (Chair)	8 of 8	9 of 9
	Nominating and Corporate Governance	5 of 5
R.F. Haskayne, O.C.	Human Resources and Compensation (Chair)	4 of 4	9 of 9
	Nominating and Corporate Governance (Vice-Chair)	5 of 5
D.A. Lucas	Audit	8 of 8	9 of 9
	Pension	2 of 2
K.F. McCready	Corporate Responsibility, Environment, Health and Safety	3 of 3	9 of 9
	Pension	2 of 2
G. Morgan		n/a	9 of 9
V.A.A. Nielsen	Corporate Responsibility, Environment, Health and Safety	3 of 3	9 of 9
	(Chair)	3 of 3
Reserves
D.P. O’Brien	Nominating and Corporate Governance (Chair)	5 of 5	9 of 9

		Committee	Board
		Meetings	Meetings
Director	Committee Memberships	Attended	Attended
J.L. Peverett	Audit	8 of 8	9 of 9
D.A. Sharp	Corporate Responsibility, Environment, Health and Safety	3 of 3	9 of 9
	Nominating and Corporate Governance	5 of 5
J.M. Stanford, O.C.	Audit	7 of 8	7 of 9
	Human Resources and Compensation	4 of 4
	Reserves (Chair)	3 of 3
Total Attendance Rate		98%	94%

APPOINTMENT OF AUDITORS

     The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, be appointed as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders and that the directors of the Corporation be authorized to fix their remuneration. The firm of PricewaterhouseCoopers LLP, or its predecessor, has been the auditors of the Corporation for more than five consecutive years.

     Representatives of PricewaterhouseCoopers LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish and will respond to appropriate questions.

AUDITORS’ FEES

     The following table provides information about the fees billed to the Corporation for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2004 and 2003:

	2004	2003
	(US$ thousands)
PricewaterhouseCoopers LLP
Audit Fees(1)	$3,177	$1,977
Audit-Related Fees(2)	166	127
Tax Fees(3)	1,097	1,408
All Other Fees(4)	24	26

Total	$4,464	$3,538

(1)	Audit fees consist of fees for the audit of the Corporation’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as Audit Fees. During fiscal 2004 and 2003, the services provided in this category included due diligence reviews in connection with acquisitions and dispositions, research of accounting and audit-related issues, review of reserves disclosure and the completion of audits required by contracts to which the Corporation is a party.

(3)	Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2004 and 2003, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns and expatriate tax services.

(4)	During fiscal 2004, the services provided in this category included the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature and a working paper documentation package used by the Corporation’s internal audit group. During fiscal 2003, the services provided in this category included the review of EnCana’s Corporate Responsibility Report and the payment of maintenance fees associated with a working paper documentation package used by the Corporation’s internal audit group.

SPECIAL BUSINESS OF THE MEETING

AMENDMENT TO EMPLOYEE STOCK OPTION PLAN

     At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass an ordinary resolution approving an amendment to the Corporation’s Key Employee Stock Option Plan (the “ESOP”) to increase the maximum number of Common Shares issuable upon the exercise of options under the ESOP by 10,000,000 Common Shares.

Background

     The Corporation grants long-term incentives in the form of stock options and performance share units (“PSUs”). The long-term incentives align individual employee and shareholder interests and provide a long-term performance related incentive for eligible employees. The ESOP, which has been previously approved by shareholders, includes a fixed number of Common Shares which may be issued pursuant to options granted under the ESOP. In accordance with the policies of the Toronto Stock Exchange (“TSX”), the maximum number of Common Shares that may be issuable pursuant to options granted under the ESOP must be limited to either a fixed number or a fixed percentage of the Corporation’s outstanding Common Shares.

     As at February 28, 2005, the number of Common Shares that were subject to outstanding options under the ESOP was 19,849,722 to approximately 99 percent of EnCana’s employees. A total of 4,674,729 Common Shares remain available for new option grants.

     EnCana also has a Directors’ Stock Option Plan (the “DSOP”) approved by shareholders. Effective October 23, 2003, the Corporation discontinued further grants of options under the DSOP. As at February 28, 2005, the number of Common Shares that were subject to outstanding options under the DSOP was 232,500 and 195,000 Common Shares remained available for new option grants.

     For a detailed description of the terms of the ESOP and the DSOP, see “Equity Compensation Plan Information”.

     On an annual basis, the Corporation has granted stock options to eligible employees. The number of options granted under the ESOP was 12,183,225 in 2002, 6,240,650 in 2003 and 1,080,450 in 2004, representing approximately 2.55 percent, 1.36 percent and 0.24 percent respectively, of the number of issued and outstanding Common Shares of the Corporation as of the beginning of each year.

     In 2004, most employees received a grant of only PSUs instead of stock options. The long-term incentive compensation strategy approved by the Human Resources and Compensation Committee of the Board of Directors provides that employees will receive approximately one-half of the expected value of long-term incentives in the form of stock options and one-half in PSUs.

     Commencing in 2004, all stock options granted under the ESOP have associated tandem stock appreciation rights (“Tandem SARs”), which entitle the optionee to surrender the right to exercise his or her option to purchase a specified number of Common Shares and to receive, in lieu thereof, a cash payment. Where a Tandem SAR is exercised, the right to the underlying Common Share is forfeited and such number of Common Shares are returned to the shares reserved and available for new option grants. EnCana anticipates that optionholders will utilize the Tandem SAR feature, rather than exercise their options, because the Tandem SAR feature allows optionholders to realize the value of their options without brokerage costs associated with the sale of Common Shares acquired upon the exercise of options. The Tandem SAR feature provides shareholders with the additional benefit of increased transparency of the cost of options, as well as tax effectiveness for the Corporation, since cash payments made for options forfeited are deductible by the Corporation for income tax purposes.

     EnCana has not amended the exercise price of any outstanding options and would only do so with shareholder approval.

Increase in Maximum Number of Common Shares

     In order for the Corporation’s stock option program to be self-sustaining, a sufficient number of Common Shares must be reserved for issuance pursuant to options granted under the ESOP. Although management expects that the number of Common Shares to be issued in conjunction with options granted will be substantially reduced as a result of the implementation of Tandem SARs, an increase in the number of Common Shares to be reserved for the ESOP is required to allow the Corporation to grant options with a Tandem SAR. As Tandem SARs are exercised, the underlying Common Share will return to the reserve for the option plan. The Board of Directors has approved an amendment to the ESOP to increase the maximum number of Common Shares issuable thereunder by 10,000,000 Common Shares, subject to approval of shareholders.

     The following table sets forth the number of Common Shares which may be subject to options granted under the ESOP, after the proposed amendment, as at February 28, 2005:

			Maximum
	Common Shares		Common Shares
	Subject to	Common Shares	Subject to and
	Outstanding	Available for Future	Available for
	Options	Option Grants	Option Grants
Currently Approved	19,849,722	4,674,729	24,524,451
Proposed Increase	—	10,000,000	10,000,000

Total	19,849,722	14,674,729	34,524,451
Percentage of Outstanding Common Shares	4.46%	3.30%	7.76%

     The foregoing excludes 232,500 Common Shares subject to outstanding options under the DSOP and 195,000 Common Shares remaining available for future grants under the DSOP which, when added to the total maximum Common Shares subject to outstanding options and available for future option grants (including the proposed increase), would result in a total of 34,951,951 Common Shares, representing 7.85 percent of the Common Shares outstanding as at February 28, 2005.

     To be approved, the ordinary resolution to amend the ESOP must be passed by more than 50 percent of the votes cast by shareholders, present in person or represented by proxy, at the Meeting. The Corporation’s Board of Directors unanimously recommends that shareholders vote in favour of the ordinary resolution. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the ordinary resolution. The text of the ordinary resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set out below.

BE IT RESOLVED that the amendment of the Corporation’s Key Employee Stock Option Plan to increase the maximum fixed number of Common Shares issuable pursuant to options granted thereunder by 10,000,000 Common Shares is hereby ratified and approved.

AMENDMENT OF ARTICLES — TWO-FOR-ONE SUBDIVISION OF COMMON SHARES

     At the Meeting, shareholders will be asked to vote on a special resolution (the “Special Resolution”) amending the Corporation’s Articles to subdivide the issued and outstanding Common Shares on a two-for-one basis (the “Share Split”).

     Since April 2002, the closing price of the Common Shares has increased from a high of $50.25 (TSX) (US$32.20 — NYSE) to a high of $69.67 (TSX) (US$57.06 — NYSE) in the fourth quarter of 2004. As of the date of this Information Circular, the trading price of Common Shares reached an intraday high of $85.00 (TSX) (US$69.24 — NYSE) on February 28, 2005.

     It is believed that Common Shares are owned primarily by institutions such as mutual funds, pension funds and life insurance companies and it is estimated that approximately 15 percent of the Common Shares are held by retail investors. The Board of Directors believes that the Share Split will encourage greater market liquidity and wider distribution among retail investors, as a lower share price makes a board lot more affordable.

     The Share Split will not change the rights of holders of Common Shares. Each Common Share outstanding after the Share Split will be entitled to one vote and will be fully paid and non-assessable. As a result of the Share Split, there will be certain consequential amendments to outstanding rights and options to acquire Common Shares and to the Corporation’s share-based incentive compensation plans to preserve proportionately the rights of holders of outstanding rights and options and of plan participants. The number of deferred share units, PSUs, options and stock appreciation rights will double and option and stock appreciation rights exercise prices will be halved. These adjustments will not take effect until the Share Split has been approved by shareholders and implemented by the Corporation by filing Articles of Amendment with Industry Canada.

     Under existing Canadian income tax law and taking into account all published proposals for amendments, the proposed Share Split will not result in taxable income or in any gain or loss to the holders of Common Shares. In computing any gain or loss on the disposition of the Common Shares, holders of Common Shares will be required to reduce the adjusted cost base of each Common Share to an amount equal to one-half of the adjusted cost base of each Common Share currently held.

     Also, under existing United States federal income tax law, generally the proposed Share Split will not result in taxable income or in any gain or loss to the holders of Common Shares. The tax basis in the existing Common Shares generally will be allocated proportionately to the Common Shares held after the completion of the proposed Share Split, resulting in a tax basis in each Common Share that is one-half of the basis of the Common Shares held immediately prior to the Share Split. The holding period of the Common Shares held after the proposed Share Split will include the holding period of the existing Common Shares for purposes of determining whether a subsequent sale of Common Shares qualifies as a short-term or long-term capital gain or loss. If a holder has two or more lots of Common Shares, bought at different dates and prices, special rules apply and the holder should consult his or her tax advisor regarding the method for allocating the tax basis and for determining the holding period of each Common Share. Other rules may apply to holders who are subject to special provisions under the U.S. Internal Revenue Code.

     If the Special Resolution is passed at the Meeting and the Share Split is implemented, Articles of Amendment will be filed to subdivide the Common Shares and shareholders of record as of the close of business on May 12, 2005 (the “Record Date”) will keep their current share certificates and will be provided with additional share certificates representing the Common Shares to which they are entitled as a result of the Share Split. It is currently expected that the Corporation or its transfer agent, CIBC Mellon Trust Company, will mail such certificates on or about May 20, 2005 (the “Mailing Date”). Currently outstanding share certificates representing Common Shares should be retained by shareholders and should not be forwarded to the Corporation or its transfer agent. Pursuant to the rules of the TSX, the Common Shares will commence trading on a subdivided basis at the opening of business on May 10, 2005, being the second trading day preceding the Record Date. Pursuant to the rules of the New York Stock Exchange, the Common Shares will commence trading on a subdivided basis on that exchange one business day after the Mailing Date (but will, from the opening of business on May 10 until trading commences on a subdivided basis, trade with a “due bill” that will entitle the holder of each Common Share to one Common Share of the Corporation after the subdivision has occurred).

     Shareholders voting against the Special Resolution are not entitled to exercise any statutory rights of dissent or similar appraisal remedies that would require the Corporation to repurchase their Common Shares if the Special Resolution is approved by shareholders and implemented by the Corporation.

     To be approved, the Special Resolution to amend the Articles to give effect to the Share Split must be passed by not less than two-thirds of the votes cast thereon by shareholders, present in person or represented by proxy, at the Meeting. The Corporation’s Board of Directors unanimously recommends that shareholders vote in favour of the Special Resolution. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the Special Resolution. The text of the Special Resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set out below.

     BE IT RESOLVED as a special resolution that:

1.	Pursuant to section 173 of the Canada Business Corporations Act (the “Act”), the Articles of the Corporation be amended to subdivide the issued and outstanding Common Shares on a two-for-one basis.

2.	Any one of the directors or officers of the Corporation is hereby authorized to sign all such documents, including, without limitation, Articles of Amendment, and to do all such acts and things, including, without limitation, delivering such Articles of Amendment to the Director under the Act, as such director or officer determines, in his or her discretion, to be necessary or advisable in order to properly implement and give effect to the foregoing.

3.	The directors of the Corporation may, in their discretion, without further approval of the shareholders, revoke this special resolution at any time before the issue of a Certificate of Amendment in respect of the foregoing.

STATEMENT OF EXECUTIVE COMPENSATION

COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

     The following individuals served as members of the Human Resources and Compensation Committee (the “HRC Committee”) during the year ending December 31, 2004: R.F. Haskayne, O.C., R.S. Cunningham, I.W. Delaney, M.A. Grandin, and J.M. Stanford, O.C. Mr. D.P. O’Brien, the Chairman of the Board of the Corporation, also serves as an ex officio member of the HRC Committee. Mr. M.A. Grandin was President of PanCanadian from October 2001 to April 2002. Mr. D.P. O’Brien was interim Chief Executive Officer of PanCanadian from October 2001 to April 2002. There were no interlocking relationships with any HRC Committee member, as described in item 8.1(d) of Form 51-102F6 of the Canadian Securities Administrators National Instrument 51-102.

HUMAN RESOURCES AND COMPENSATION COMMITTEE REPORT

     EnCana’s compensation program (the “Program”) is governed by the HRC Committee of the Board. The HRC Committee, amongst its other responsibilities, makes recommendations to the Board on the compensation of the President & Chief Executive Officer and approves and reports to the Board on the compensation of other senior executive officers of EnCana. The HRC Committee has been delegated the authority to authorize stock options, subject to option plans approved by the Board and EnCana shareholders. The HRC Committee reviews annually and monitors the design and effectiveness of the compensation programs for the entire Corporation.

     The Program is designed to attract, motivate, reward and retain the personnel required to achieve EnCana’s operational and strategic objectives. The same compensation framework applies to all regular EnCana employees, including senior executive officers and the President & Chief Executive Officer.

     The Program has the following components:

•	Base Salaries;

•	Annual High Performance Results Awards; and

•	Long-term Incentives.

     EnCana participates in annual compensation surveys, conducted by consultants, of salary, benefits and other incentive programs of major oil and gas companies in Canada and the United States. In addition, the HRC Committee receives, independent of management, reports from outside advisors on the compensation of senior executives relative to a North American oil and gas peer group and large Canadian corporations, and on the effectiveness of the Corporation’s compensation programs. The surveys and the consultant’s reports are employed by the HRC Committee in its deliberations. EnCana’s Program is results oriented and greater than one-half is based on performance related incentive compensation.

     Compensation for the President & Chief Executive Officer, the Chief Operating Officer and the President, EnCana Oil & Gas (USA) Inc. is established relative to the North American oil and gas industry, with secondary consideration to the compensation paid by large Canadian companies. Compensation for the other senior executive officers is established relative to large Canadian corporations, based on EnCana’s size and scope, with consideration of the compensation paid by Canadian oil and gas companies. Actual compensation paid is based on results achieved, taking into account performance, experience and overall leadership.

Base Salary

     Based on the most recent available market data, salaries in 2004 of senior executive officers, excluding the President & Chief Executive Officer, are estimated to be at approximately the 100th percentile of a Canadian oil and gas industry peer group, approximately the 44th percentile of a North American oil and gas industry peer group and approximately the 66th percentile of large Canadian corporations.

Results Awards

     High Performance Results Awards are granted based on:

•	performance relative to objectives previously approved by the Board, including operating and strategic measures; and

•	additional value added beyond annual objectives.

     Key corporate measures used to determine EnCana’s success include: production volumes, operating cash flow, reserve additions, reserve replacement costs, production replacement ratio, net earnings per share, operating expenses, administrative costs, netbacks, recycle ratio, return on capital employed, debt to capitalization ratio, execution of the approved strategic plan and the maintenance of EnCana’s integrity and reputation.

     All employees including senior executive officers are eligible for a High Performance Results Award based on meeting and exceeding objectives and accountabilities set out annually in their individual High Performance Contract.

     The results awards are determined for senior executive officers by the HRC Committee taking into account individual performance compared to objectives and additional value added, corporate performance on an absolute basis and compared to peer companies on a relative basis.

     The results award is based 75 percent on individual performance which is paid in cash while 25 percent of the award is based on corporate performance and is paid in the form of Common Shares purchased in the open market through the Investment Plan for employees of EnCana.

     Mr. R.K. Eresman was granted a High Performance Results Award for 2004 of $1,384,000 for the Corporation’s outstanding operational results and for the implementation of EnCana’s North American resource play strategic focusing.

     Mr. R.J. Biemans was granted a High Performance Results Award for 2004 of $791,125 for increasing production by 48%, reserves by 52% and successful acquisitions, including the merger with Tom Brown, Inc.

     Mr. J.D. Watson was granted a High Performance Results Award for 2004 of $503,306 for strong stewardship of financial accounting and disclosure, as well as major banking and market financings.

     Mr. B.C. Ferguson was granted a High Performance Results Award for 2004 of $552,513 for his leadership in implementing the U.K. and Canadian conventional dispositions, combined with strong leadership in Investor Relations and other corporate responsibilities.

Long-Term Incentives

     The Corporation grants long-term incentives to align individual employee and shareholder interests and to provide a long-term performance related incentive for eligible employees. Long-term incentive grants are typically between the 25th percentile and the 75th percentile of competitors’ plans to ensure highly competitive total direct compensation.

     Based on the most recent available market data (bonuses paid in 2004 for 2003 performance), actual 2004 total direct compensation (salaries, results awards and long-term incentives) for the senior executive group, excluding the President & Chief Executive Officer, is estimated to be at approximately the 97th percentile of the Canadian oil and gas industry, approximately the 61st percentile of the North American oil and gas industry peer group and approximately the 79th percentile of large Canadian corporations.

     The Committee has approved a long-term incentive strategy which includes a significantly reduced level of stock option grants supplemented by grants of performance share units. In 2004, the President & Chief Executive Officer, other senior executive officers and most other employees received:

•	no grant of stock options; and

•	a grant of performance share units.

     Stock Options

     EnCana maintains a Key Employee Stock Option Plan (the “ESOP”). The ESOP provides for the granting of options to purchase EnCana Common Shares to executive officers and to most other employees of EnCana and its subsidiaries. Subject to regulatory requirements, the terms, conditions and limitations of options granted under the ESOP are determined by the HRC Committee.

     Stock option grants are dependent upon competitive conditions, as outlined above, and individual performance. Options granted under the ESOP have an option price which is not less than the market price at the time the option was granted, have a term of five years and vest 30 percent on the first anniversary, 60 percent on the second anniversary and 100 percent on the third anniversary of the grant.

     Commencing in 2004, all stock options granted under the ESOP have an associated tandem share appreciation right.

     For additional information relating to the ESOP, see “Equity Compensation Plan Information”.

     Performance Share Unit Plan

     EnCana adopted a Performance Share Unit Plan (the “PSU Plan”) in 2003 under which regular employees of EnCana and its subsidiaries may be granted Performance Share Units (“PSUs”).

     The value of each PSU is based on the value of an EnCana Common Share. When a dividend is paid on EnCana Common Shares, each participant’s PSU account is allocated additional PSUs equal to the dividends paid on an equivalent number of EnCana Common Shares divided by the market price of EnCana Common Shares.

     The PSU Plan is highly performance oriented. Performance is measured over a period of three years, based upon the Corporation’s total shareholder return relative to a North American peer comparison group. If, at the end of the three calendar year period commencing with the calendar year in which the grant occurs, EnCana’s relative total shareholder return is below the bottom quartile of the comparison group, the units awarded will be forfeited. If EnCana’s relative total shareholder return is above the bottom quartile of the comparison group, the value of PSUs will be paid in cash or in EnCana Common Shares, purchased on the open market, to each participant and shall be determined by EnCana’s relative ranking, with payments ranging from one-half to a maximum of two times the value of an equivalent number of EnCana Common Shares if EnCana achieves total shareholder returns at the top of the North American peer comparison group.

Compensation of the President & Chief Executive Officer

     Mr. G. Morgan’s compensation has the same performance related components as those previously described for EnCana employees, including senior executive officers: base salary, High Performance Results Awards, stock options and PSUs.

     Mr. G. Morgan has a High Performance Results Award eligibility of 0 - 100 percent of annual salary and he is also eligible for additional awards for significant value added to EnCana beyond annually established objectives.

     The President & Chief Executive Officer’s responsibility is the overall direction and leadership of the business and affairs of the Corporation in order to:

•	Develop and execute a corporate strategy designed to achieve sustained, profitable growth with an objective of maximizing shareholder value which takes into account the opportunities and risks of the business;

•	Achieve performance targets and objectives aligned with the strategic plan;

•	Foster best practices in corporate governance;

•	Identify all significant risks to the Corporation’s assets and ensure that procedures are established to mitigate the impact of the risks in the best interest of shareholders;

•	Maintain high standards for environment, health and safety performance;

•	Manage the Corporation’s affairs with a view to balancing short-term growth and strategic position;

•	Steward the Corporation’s operating and capital expenditures;

•	Foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility, building a strong reputation as a principled corporation;

•	Provide for corporate management succession and development including monitoring corporate management performance against high performance contracts; and

•	Ensure that EnCana is an “employer of choice” enabling the hiring and retention of the best people.

     Mr. G. Morgan was granted a High Performance Results Award of $2,660,000, of which 25 percent will be paid in EnCana Common Shares purchased on the open market, as a result of achieving the above responsibilities plus

EnCana’s outstanding performance in 2004, with approximately equal weighting being given to each of the following three factors:

     Strategic Leadership

•	Successful sharpening of the Corporation’s focus upon North American resource plays, including value creating dispositions of US$3.7 billion of conventional assets and acquisitions of US$3.2 billion of resource play assets.

     Operating Performance*

•	Record North American gas reserve additions of more than 3 Tcf representing a production replacement ratio of 290 percent;

•	Achievement of the number one position in North American natural gas production, through 17 percent increase in sales;

•	Increased oil and natural gas liquids sales by 13 percent; and

•	Several national and international awards for EnCana’s environmental and social responsibility performance.

     Financial Performance*

•	Cash flow of US$4,980 million or US$10.64 per share (on a diluted basis); up from US$9.30 per share in 2003;

•	Operating earnings of US$1,976 million up 41 percent from 2003;

•	Net earnings of US$3,513 million or US$7.51 per share (on a diluted basis); up from US$4.92 in 2003;

•	Peer group leading operating expenses and administration cost performance of US$0.70 per Mcfe; and

•	Return on capital employed of 20 percent.

*	For disclosure with respect to the method of calculation of Mcfes, production replacement and reserve replacement, see Appendix “B”.

     Based on the most recent available market data, Mr. G. Morgan’s salary for 2004 is estimated to be at the 70th percentile of the North American oil and gas industry peer group. Also, based on the most recent available market data (bonuses paid in 2004 for 2003 performance), Mr. G. Morgan’s actual 2004 total direct compensation (salary, results award and long-term incentives) is estimated to be at approximately the 68th percentile of the North American oil and gas industry peer group.

Share Ownership

     Effective October 23, 2003 EnCana adopted share ownership guidelines for senior executive officers which are:

• President & Chief Executive Officer	4 times base salary
• Executive Vice-Presidents	2 times base salary

     In calculating ownership in EnCana, the value of Common Shares owned and deferred share units awarded are included and stock options and PSUs granted, but unpaid, are excluded. The guidelines are to be satisfied within a period of the later of five years from their adoption or the officer’s appointment. As at December 31, 2004 the President & Chief Executive Officer and seven of the eight senior executive officers met or exceeded the share ownership guidelines.

     Submitted on behalf of the Human Resources and Compensation Committee:

R.F. Haskayne, O.C., Chair	M.A. Grandin
R.S. Cunningham	J.M. Stanford, O.C.
I.W. Delaney

SUMMARY COMPENSATION TABLE

     The following table summarizes the compensation paid by EnCana to the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (the “Named Executive Officers”) who were serving as executive officers on December 31, 2004.

				Long-Term Compensation
				Awards			Payouts
				Securities under	Shares or Units
		Annual		Options/SARs	Subject to Resale		LTIP	All Other
Name and		Compensation(1)		Granted(3)	Restrictions(4)(5)(6)		Payouts	Compensation(8)
Principal Positions	Year	Salary	Bonus(2)	#	#	$	$(7)	$
Gwyn Morgan	2004	$1,375,000	$2,660,000	–	50,000	$2,698,500	–	$84,900
President & Chief Executive	2003	$1,287,500	$2,600,000	50,000	16,250	$755,625	–	$79,650
Officer, EnCana	2002	$1,181,667	$2,500,000	300,000	101,000	$5,035,170	–	$64,779
Randall K. Eresman	2004	$902,500	$1,384,000	–	35,000	$1,888,950	–	$54,450
Executive Vice-President &	2003	$850,000	$1,287,500	30,000	9,750	$453,375	–	$53,400
Chief Operating Officer,	2002	$600,000	$1,137,500	80,000	25,000	$1,243,750	–	$33,689
EnCana
Roger J. Biemans	2004	$541,250	$791,125	–	20,000	$1,079,400	–	$20,652
Executive Vice-President,	2003	$489,904	$761,250	15,000	4,875	$226,688	–	$18,340
EnCana & President,EnCana	2002	$402,051	$637,814	50,000	–	–	–	$14,410
Oil & Gas (USA) Inc.
John D. Watson	2004	$522,500	$503,306	–	15,000	$809,550	–	$33,804
Executive Vice-President &	2003	$493,750	$467,500	15,000	4,875	$226,688	–	$32,010
Chief Financial Officer,	2002	$450,000	$712,500	65,000	15,000	$746,250	$61,817	$26,342
EnCana
Brian C. Ferguson	2004	$423,750	$552,513	–	15,000	$809,550	–	$27,642
Executive Vice-President,	2003	$386,250	$442,500	15,000	4,875	$226,688	–	$25,302
Corporate Development,	2002	$325,000	$562,500	50,000	15,000	$746,250	–	$19,384
EnCana

(1)	“Other Annual Compensation” has not been included in the Summary Compensation Table and is less than $50,000 and 10 percent of each Named Executive Officer’s salary and bonus for the fiscal year.

(2)	“Bonus” includes the portion of High Performance Results Awards paid in cash and EnCana Common Shares, purchased on the open market.

(3)	“Securities under Options/SARs Granted” refers to stock options granted to the Named Executive Officers.

(4)	“Shares or Units Subject to Resale Restrictions” granted in 2002 refers to the number of deferred share units (“DSUs”) granted on December 18, 2002 under the Deferred Share Unit Plan (the “DSU Plan”) and their value as at the date of grant. Each DSU is equal in value to an EnCana Common Share. The DSUs granted under the DSU Plan vest equally on April 17, 2003, 2004 and 2005. Additional DSUs are allocated to reflect notional dividend equivalents under the DSU Plan. Following termination of employment of the participant and by December 15th of the first calendar year thereafter, the value of the DSUs credited to the participant’s account is calculated by multiplying the number of DSUs in the participant’s account by the then market value of an EnCana Common Share. The after-tax amount is paid to the participant. Mr. G. Morgan’s DSUs also include 2,000 DSUs granted as a director of AEC, which vested immediately and, together with dividend entitlements, converted to 2,963 EnCana DSUs effective April 5, 2002. The value of the DSUs (including dividend equivalents automatically credited under the DSU Plan), as at December 31, 2004, based on a Common Share price of $68.40, was Morgan — $7,162,973, Eresman — $1,738,895, Biemans — $0, Watson — $1,043,337, and Ferguson — $1,043,337. Grants of DSUs have been replaced with grants of PSUs.

(5)	“Shares or Units Subject to Resale Restrictions” granted in 2003 refers to the number of performance share units (“PSUs”) granted on July 16, 2003 under the Performance Share Unit Plan (the “PSU Plan”) and their value as at the date of grant. The PSUs granted under the PSU Plan may be payable or be forfeited on July 16, 2006 dependent on EnCana’s relative total shareholder return. Additional PSUs granted under the PSU Plan are allocated to reflect notional dividend equivalents under the PSU Plan. The value of PSUs (including dividend equivalents automatically credited under the PSU Plan) granted in 2003 as at December 31, 2004, based on a Common Share price of $68.40, was Morgan — $1,127,920, Eresman — $676,752, Biemans — $338,376, Watson — $338,376, and Ferguson — $338,376.

(6)	“Shares or Units Subject to Resale Restrictions” granted in 2004 refers to the number of PSUs granted on February 17, 2004 under the PSU Plan and their value as at the date of grant. The PSUs granted under the PSU Plan may be payable or be forfeited on February 17, 2007 dependent on EnCana’s relative total shareholder return. Additional PSUs granted under the PSU Plan are allocated to reflect notional dividend equivalents under the PSU Plan. The value of PSUs (including dividend equivalents automatically credited under the PSU Plan) granted in 2004 as at December 31, 2004, based on a Common Share price of $68.40, was Morgan — $3,449,989, Eresman — $2,414,992, Biemans — $1,379,995, Watson — $1,034,997, and Ferguson — $1,034,997.

(7)	“LTIP Payouts” refer to Incentive Compensation Units previously awarded but which were replaced with High Performance Results Awards.

(8)	“All Other Compensation” represents the Corporation’s matching contribution of 5 percent of salary to the EnCana Investment Plan for employees in the form of Common Shares, plus premiums for personal life insurance and flex credits under the Corporation’s flexible benefits plan.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

     No stock options or stock appreciation rights were granted during 2004 to the Named Executive Officers.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

	Securities	Aggregate	Unexercised Options/SARs at Financial Year-End		Value of Unexercised In-the- Money Options/SARs at Financial Year-End*
	Acquired	Value		Non-		Non-
	On Exercise	Realized	Exercisable	Exercisable	Exercisable	Exercisable
Name and Principal Positions	(#)	($)	(#)	(#)	($)	($)
Gwyn Morgan	154,600	$4,679,699	423,160	155,000	$8,964,899	$3,127,000
President & Chief
Executive Officer,
EnCana
Randall K. Eresman	108,160	$3,632,550	207,272	53,000	$4,492,347	$1,074,200
Executive Vice-
President & Chief
Operating Officer,
EnCana
Roger J. Biemans	37,384	$1,394,617	63,940	30,500	$1,648,130	$617,300
Executive Vice-
President, EnCana &
President, EnCana
Oil & Gas(USA) Inc.
John D. Watson	95,984	$2,837,602	95,020	36,500	$2,014,272	$737,600
Executive Vice-
President & Chief
Financial Officer,
EnCana
Brian C. Ferguson	25,352	$861,521	63,940	30,500	$1,345,413	$617,300
Executive Vice-
President, Corporate
Development, EnCana

*	“Value of Unexercised In-the-Money Options/SARs at Financial Year-End” is based on the December 31, 2004 closing price of $68.40 on the TSX.

PENSION PLAN TABLE

	Years of Service
Final Average Pensionable Earnings	15	20	25	30	35	40
$ 500,000	$150,000	$200,000	$250,000	$300,000	$350,000	$400,000
$ 750,000	$225,000	$300,000	$375,000	$450,000	$525,000	$600,000
$1,000,000	$300,000	$400,000	$500,000	$600,000	$700,000	$800,000
$1,250,000	$375,000	$500,000	$625,000	$750,000	$875,000	$1,000,000
$1,500,000	$450,000	$600,000	$750,000	$900,000	$1,050,000	$1,200,000
$1,750,000	$525,000	$700,000	$875,000	$1,050,000	$1,225,000	$1,400,000
$2,000,000	$600,000	$800,000	$1,000,000	$1,200,000	$1,400,000	$1,600,000
$2,250,000	$675,000	$900,000	$1,125,000	$1,350,000	$1,575,000	$1,800,000
$2,500,000	$750,000	$1,000,000	$1,250,000	$1,500,000	$1,750,000	$2,000,000

     The foregoing amounts only apply for retirement at age 60 and are reduced in the event of retirement before that date. The pension plan provides for 2 percent of five year final average pensionable earnings for each year of credited service. Pensions are payable for life, but are guaranteed for 10 years for single participants. For married participants, a 60 percent surviving spouse pension is payable. Total pension payments to the participant and spouse are guaranteed for a minimum of five years. For the President & Chief Executive Officer, average pensionable earnings is salary plus bonus (to a maximum of 67 percent of salary) earned over five years commencing January 1, 2002. For the other Named Executive Officers, average pensionable earnings is salary plus bonus (to a maximum of 40 percent of salary) earned over five years commencing January 1, 2002. In the event of retirement prior to December 31, 2006, bonus will only be included in pensionable earnings for the number of years which have elapsed from January 1, 2002.

SUPPLEMENTAL PENSION DISCLOSURE

     The following table summarizes the projected pension benefits at normal retirement, the accrued pension obligation as at December 31, 2003 and December 31, 2004 and the change in pension obligation in 2004 for each Named Executive Officer calculated in accordance with Canadian generally accepted accounting principles.

						Whole Years of
	Annual Pension		Change in Obligation			Pensionable Service
	Benefit Payable	Accrued Obligation at	Service &		Accrued Obligation at	at December 31,
	at Age 65(1)	December 31, 2003(2)	Compensation(3)	Other Items(4)	December 31, 2004(2)	2004
Name	$	$	$	$	$	#
Gwyn Morgan(5)	$1,862,278	$17,366,209	$468,303	$1,679,750	$19,514,262	38
Randall K. Eresman	$1,150,830	$6,408,975	$292,191	$814,485	$7,515,651	26
Roger J. Biemans(6)	$255,119	$114,125	$113,792	$30,135	$258,052	2
John D. Watson	$553,748	$4,912,181	$156,356	$471,392	$5,539,929	32
Brian C. Ferguson	$471,924	$2,447,296	$134,980	$306,399	$2,888,675	22

(1)	Represents the estimated annual pension that would be received, based on current (2004) compensation levels and the assumption the individual retires at age 65.

(2)	The actuarial value of projected pension obligations to the date specified. The actuarial assumptions are the same as those disclosed in the note to the Corporation’s 2004 consolidated financial statements. The methods used to determine estimated amounts may not be identical to the methods used by other corporations and as a result the figures may not be directly comparable to similar estimates disclosed by other corporations.

(3)	The value of the projected pension benefit accrued for service in 2004 includes employee contributions and any changes in compensation if different than that assumed.

(4)	Includes the interest on prior year’s pension obligations plus changes in interest rate assumptions as at December 31, 2004.

(5)	The President & Chief Executive Officer’s pension accrual is limited to 40 years of pensionable service.

(6)	Mr. Biemans participated in a defined contribution pension option prior to January 1, 2003.

     The Corporation’s normal retirement age is 65. Pensions are paid on an unreduced basis from age 62 for service prior to January 1, 2003 and from age 60 for service after that date.

     Pensions payable to the Named Executive Officers will be paid from the EnCana Corporation Canadian Pension Plan for pension benefits up to the level permitted from a registered pension plan and will be paid from the EnCana Corporation Supplemental Pension Plan for pension benefits beyond the limits permitted from a registered pension plan. As at December 31, 2004 both plans were funded.

EMPLOYMENT AGREEMENTS

     EnCana has agreements with the Named Executive Officers that provide for the payment of certain severance benefits if a change in control of EnCana occurs and, within a three-year period following the change in control, the individual’s employment is terminated by EnCana for other than cause, disability, retirement or death, or by the individual for certain specified reasons such as a change in responsibilities, or a reduction in salary and benefits except for across-the-board reductions similarly affecting all other senior executives of the Corporation.

     An individual terminated following a change in control, pursuant to these agreements, will receive a lump sum severance payment equal to the base salary and bonus that would have been earned by that individual through the end of the severance period. In the case of the President & Chief Executive Officer, the severance period is 36 months. In the case of the other Named Executive Officers, the period is 24 months. In addition to the lump sum payments, the agreements provide that the Named Executive Officers are entitled to the continuation of insurance plan benefits, the accrual of pensionable service, the continuation of perquisites for the duration of the severance period and immediate vesting of all stock options to purchase EnCana Common Shares granted under the ESOP.

     In July 2004, Mr. Roger J. Biemans was granted a retention arrangement which provides for the payment of US$1,875,000 if the simple average of the closing price of EnCana’s Common Shares on the TSX is no less than $100, over a consecutive 45 day trading period, within a period of six years from the date of the arrangement and provided that Mr. Biemans remains employed with the Corporation for a minimum of four years and is still employed with the Corporation at the time such share price objective is met.

PERFORMANCE CHART

     The following chart illustrates changes over the past five year period in cumulative total shareholder return, assuming an actual investment with all dividends reinvested, in Common Shares of EnCana (formerly named PanCanadian Energy Corporation) or its predecessor, PanCanadian Petroleum Limited, on the S&P/TSX Composite Index and the S&P 500.

COMPENSATION OF DIRECTORS

     During 2004, each director was paid an annual retainer of $30,000, pro-rated for periods of partial service, which was paid in quarterly installments. The President & Chief Executive Officer received no compensation for serving as a director of the Corporation. For each meeting of the Board a fee of $1,500 was paid to each director who attended in person or by telephone. For each meeting of a Committee of the Board, a fee of $1,500 was paid to each Committee member who attended in person or by telephone. Committee chairs received a supplemental fee of $7,500 per annum, paid in quarterly installments. The chair of the Audit Committee received a further supplemental fee of $7,500 per annum, paid in quarterly installments. Directors received no compensation to prepare for EnCana Board or Committee meetings. For each meeting of the Board or a Committee thereof, where a director was required to travel to a meeting outside of the geographic region in which the director has his or her usual place of residence, an additional fee equal to the normal meeting fee was paid to the director.

     The non-executive Chairman of the Board also received an annual retainer of $250,000, paid in quarterly installments.

     In 2004, the Corporation adopted revised share ownership guidelines for directors requiring each director, by the later of January 1, 2008 and five years following the individual becoming a director of the Corporation, to purchase

Common Shares of the Corporation or hold Deferred Share Units (“DSUs”) in an amount at least equal in value, based on the market price of the Common Shares, to three times the annual cash retainer and DSUs received by a director or Chairman in such capacity.

     EnCana has a Directors’ Stock Option Plan (the “DSOP”), a detailed description of which is set out under the heading “Equity Compensation Plan Information — Directors’ Stock Option Plan”. Effective October 23, 2003, the Corporation discontinued further grants under the DSOP.

     EnCana has a Deferred Share Unit Plan for Directors of EnCana Corporation (the “Directors’ DSU Plan”). Under the Directors’ DSU Plan non-employee directors receive an initial grant of 5,500 DSUs and an annual grant of 1,500 DSUs at the beginning of each year thereafter plus an annual grant of an additional 2,000 DSUs on the third business day following the annual meeting of shareholders at which directors of the Corporation are elected. DSUs granted under the Directors’ DSU Plan vest immediately. Newly appointed or elected directors receive their initial grant upon joining the Board. Directors may elect to take all or a portion of their annual retainer and meeting fees in the form of DSUs. When a dividend is paid on EnCana Common Shares, each participant’s DSU account is allocated with additional DSUs equal in value to the dividend paid on an equivalent number of EnCana Common Shares. Following cessation of the participant’s directorship and by December 15th of the first calendar year thereafter, the value of the DSUs credited to the participant’s account is calculated by multiplying the number of DSUs in the participant’s account by the then market value of an EnCana Common Share. The after-tax amount is paid to the participant.

Compensation Provided to Non-Employee Directors in 2004

		Committee	Board Meeting	Committee	Travel	Total Fees	DSUs
Name	Board Retainer	Chair Fee	Fee	Meeting Fee	Fee	Paid	Granted(2)
Michael N. Chernoff	$30,000	—	$13,500	$9,000	—	$52,500	3,500
Ralph S. Cunningham	$30,000	—	$12,000	$10,500	$9,000	$61,500	3,500
Patrick D. Daniel	$30,000	—	$13,500	$13,500	—	$57,000	3,500
Ian W. Delaney	$30,000	—	$12,000	$13,500	$7,500	$63,000	3,500
William R. Fatt	$30,000	—	$9,000	$12,000	$7,500	$58,500	3,500
Michael A. Grandin	$30,000	$7,500	$12,000	$13,500	—	$63,000	3,500
Barry W. Harrison	$30,000	$15,000	$13,500	$19,500	—	$78,000	3,500
Richard F. Haskayne, O.C.	$30,000	$7,500	$13,500	$15,000	—	$66,000	3,500
Dale A. Lucas	$30,000	—	$13,500	$15,000	—	$58,500	3,500
Ken F. McCready	$30,000	—	$13,500	$7,500	—	$51,000	3,500
Valerie A.A. Nielsen	$30,000	$7,500	$13,500	$9,000	—	$60,000	3,500
David P. O’Brien(1)	$280,000	$7,500	$13,500	$36,000	—	$337,000	3,500
Jane L. Peverett	$30,000	—	$13,500	$12,000	—	$55,500	3,500
Dennis A. Sharp	$30,000	—	$13,500	$12,000	—	$55,500	3,500
James M. Stanford, O.C.	$30,000	$7,500	$10,500	$21,000	—	$69,000	3,500

(1)	Board retainer includes additional retainer as Chairman.

(2)	Excludes that portion of retainer and fees elected to be paid in the form of DSUs and excludes additional DSUs granted in lieu of dividends on the DSUs previously granted.

EQUITY COMPENSATION PLAN INFORMATION

EMPLOYEE STOCK OPTION PLAN

     EnCana’s ESOP has been approved by shareholders. The purpose of the ESOP is to foster a proprietary interest in EnCana and provide a long-term performance related incentive for executive officers and most other employees of EnCana and its subsidiaries. As at February 28, 2005, approximately 99 percent of EnCana’s employees were participants in the ESOP.

Administration

     The ESOP is administered by the HRC Committee of the Board. The HRC Committee has the authority to determine which employees are to be granted options and to grant options to those employees. The HRC Committee also has the authority to interpret the ESOP and any option granted thereunder and the discretion to attach tandem stock appreciation rights (“Tandem SARs”) in respect of Common Shares covered by options.

Shares Reserved

     As at February 28, 2005, there were 19,849,722 options outstanding under the ESOP and 4,674,729 options available for grant, representing approximately 4.46 percent and 1.05 percent, respectively, of the total number of outstanding Common Shares as at such date. Any Common Shares subject to an option that expires or terminates without having been fully exercised may be made the subject of a further option.

Grant of Options, Exercise Price, Vesting and Expiry

     Options may be granted from time to time to eligible employees and an option agreement is entered into at the time of grant. Subject to regulatory requirements, the terms, conditions and limitations of options granted under the ESOP are determined by the HRC Committee.

     The exercise price of an option will not be less than the market price of the Common Shares at the grant date, calculated as the closing price of a board lot of the Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the option is made, or, if at least one board lot of Common Shares shall not have been traded that day, on the next preceding day on which a board lot was traded.

     The HRC Committee has the right to determine at the time of grant that a particular option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Each option (unless sooner terminated in accordance with the terms, conditions and limitations of the option) shall be exercisable during such period, not exceeding five years from the date the option was granted as the HRC Committee may determine. Prior to Board approval on February 15, 2005 of an amendment to the ESOP, options could be granted for a period of up to ten years from the date of grant. Shareholder approval is not being sought for this amendment to the ESOP since it reduces and does not extend the term of future option grants, and therefore is not a material amendment. Options currently outstanding under the ESOP have a term of five years (except for small numbers of earlier plan options that have seven and ten year terms) and vest 30 percent on the first anniversary, 60 percent on the second anniversary and 100 percent on the third anniversary of the grant.

Tandem SARs

     Commencing in 2004, all stock options granted under the ESOP have associated Tandem SARs, which entitle the optionee to surrender the right to exercise his or her option to purchase a specified number of Common Shares and to receive cash or Common Shares (at EnCana’s discretion) in an amount equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the Tandem SAR, over the exercise price for the option, multiplied by the number of optioned Common Shares surrendered. Prior to Board approval on February 15, 2005 of an amendment to the ESOP, this formula for calculating the market appreciation of Tandem SARs was based on an amount equal to the excess of the five day weighted average trading price of the Common Shares over the exercise price for the option, multiplied by the number of optioned Common Shares surrendered. Approval of shareholders is not being sought for this amendment to the ESOP because the previous formula and the new formula for calculating the market appreciation of Tandem SARs are not materially different and both are within the acceptable definition of market price of the TSX. The purpose of the amendment was to simplify the process and make the exercise price more transparent. Where a Tandem SAR is exercised, the right to the underlying Common Share is forfeited and such number of Common Shares are returned to the shares reserved and available for new option grants.

Non-Assignable, No Rights as a Shareholder and Adjustments

     An option may be exercised only by the optionholder and will not be assignable, except on death. An optionholder only has rights as a shareholder of EnCana with respect to Common Shares that the optionholder has acquired through exercise of an option. Nothing in the ESOP or in any option agreement confers on any optionholder any right to remain as an officer or employee of EnCana or any subsidiary.

     Adjustments will be made to the exercise price of an option, the number of Common Shares delivered to an optionholder upon exercise of an option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to options granted under the ESOP in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change.

Amendments

     The Board of Directors may amend, suspend or terminate the ESOP in whole or in part, subject to obtaining any required stock exchange or regulatory approval. No such amendments, suspension or termination shall adversely affect rights under any outstanding options, without the consent of the optionee thereunder. EnCana has not amended the exercise price of any outstanding options and would only do so with shareholder approval.

DIRECTORS’ STOCK OPTION PLAN

     EnCana’s DSOP has been approved by shareholders. The DSOP is administered by the HRC Committee. The HRC Committee has the authority to interpret the DSOP and any option granted thereunder. However, the selection of the non-employee directors to whom options are to be granted, the grant dates, the number of options to be granted, the exercise price of an option, the time during which an option may be exercised and the expiry date of an option are as provided in the DSOP, and the HRC Committee has no discretion as to such matters.

     Effective October 23, 2003, EnCana discontinued further grants under the DSOP.

Shares Reserved

     The maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the DSOP is 500,000. As at February 28, 2005, there were 232,500 options outstanding under the DSOP and 195,000 options available for grant, representing approximately 0.05 percent and 0.04 percent, respectively, of the total number of outstanding Common Shares as at such date. Any Common Shares subject to an option that expires or terminates without having been fully exercised may be made the subject of a further option.

Grant of Options, Exercise Price, Vesting and Expiry

     Prior to EnCana’s decision to discontinue option grants under the DSOP, an initial grant of 15,000 options was made to each non-employee director on the third trading day on the TSX following the date on which such person is first elected or appointed. An annual grant of 7,500 options was also made to each non-employee director on the third trading day on the TSX following each annual meeting of shareholders of EnCana at which directors are elected. An option agreement is entered into at the time of grant.

     The exercise price of an option granted pursuant to the DSOP is the market price of the Common Shares at the grant date, calculated as the closing price of a board lot of the Common Shares on the TSX on the grant date, or, if Common Shares do not trade on the grant date, on the last preceding day on which a board lot was traded.

     An option may be exercised by an optionholder as to 100 percent of the optioned Common Shares or any part thereof on and after the earlier of (a) the next annual general meeting following the grant date, and (b) the first anniversary of the grant date. Options automatically become exercisable (a) on a change of control, and (b) if an optionholder ceases to be a member of the Board (whether as a result of the resignation of the optionholder from the Board or the optionholder not standing for re-election or not being re-elected as a member of the Board by the shareholders at a meeting, or for any other reason, including as a result of death).

     The expiry date of an option is five years after the grant date.

Limited Assignment, Participation Voluntary, No Rights as a Shareholder and Adjustments

     An option may not be assigned except to a personal holding corporation or retirement trust or in the event of death. Participation of a non-employee director in the DSOP is entirely voluntary. An optionholder will only have rights as a shareholder of EnCana with respect to Common Shares that the optionholder has acquired through exercise of an option. Nothing in the DSOP or in any option agreement will confer on any optionholder any right to remain as a director of EnCana.

     Adjustments will be made to the exercise price of an option, the number of Common Shares delivered to an optionholder upon exercise of an option and/or the maximum number of Common Shares that may at any time be reserved for issuance pursuant to options granted under the DSOP, in the same manner as described above with respect to the ESOP.

Amendments

     The Board of Directors may amend, suspend or terminate the DSOP in whole or in part, subject to obtaining any regulatory or shareholder approvals (which approvals will always be required in the case of an amendment to increase the maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the DSOP). No such amendments, suspension or termination shall adversely affect rights under any outstanding options, without the consent of the optionee thereunder.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

     The ESOP and the DSOP are the only compensation plans under which equity securities of EnCana have been authorized for issuance. As of December 31, 2004, there were an aggregate of 18,959,832 options outstanding under the ESOP and DSOP, the details of which are as follows:

	Number of securities		Number of securities remaining
	to be issued upon exercise of	Weighted-average exercise	available for future issuance under
	outstanding options,	price of outstanding options,	equity compensation plans (excluding
Plan Category	warrants and rights	warrants and rights	securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders — ESOP and DSOP	18,959,832	$46.72	7,984,032
Equity compensation plans not approved by securityholders	None	None	None

Total	18,959,832	$46.72	7,984,032

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

     The Corporation carries, on its own behalf and on behalf of its subsidiaries, a Directors’ and Officers’ Liability Policy. The Policy has an aggregate coverage limit of US$200,000,000 in each policy year, subject to a corporate deductible of US$2,500,000 on each loss. The annual premium paid by the Corporation in 2004 in respect of its directors and officers as a group was US$2,983,590. This premium is for a 12 month term, May 1, 2004 to May 1, 2005, to coincide with the corporate insurance program.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     EnCana and its Board of Directors are committed to attaining the highest standards of corporate governance. The Corporation continually assesses and updates its practices and believes it employs a leading system of corporate governance to ensure the interests of shareholders are well protected. The Corporation fully complies with all applicable regulatory requirements concerning corporate governance.

     On October 29, 2004, the Canadian securities regulatory authorities in all of the provinces and territories of Canada (collectively, the “CSA”) re-published for comment proposed National Policy 58-201 Corporate Governance Guidelines (the “Proposed Policy”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Proposed Rule”).

     In addition, the CSA (other than British Columbia) on October 29, 2004 published for comment amendments to Multilateral Instrument 52-110 Audit Committees (“Amended MI 52-110”) which include amendments to the definition of “independence”.

     The Proposed Rule and Proposed Policy are expected to become effective in 2005 and are intended to replace existing and proposed TSX guidelines.

     The Corporation is also required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the United States Securities and Exchange Commission (“SEC”) pursuant to that Act. The New York Stock Exchange (“NYSE”) in November 2003 adopted a number of changes to its standards for companies listed on the NYSE, such as the Corporation. Most of the NYSE corporate governance listing standards are not mandatory for the Corporation as a non-U.S. company, but the Corporation is required to disclose the significant differences between its corporate governance practices and the requirements applicable to United States companies listed on the NYSE. Except as summarized on EnCana’s website www.encana.com, the Corporation is in compliance with the NYSE requirements in all significant respects.

     The following statement of the Corporation’s existing corporate governance practices is responsive to the Proposed Rule and Proposed Policy with cross-references to the guidelines adopted by the TSX in 1995 (the “TSX Guidelines”). Comments are also included with respect to certain applicable provisions of the Sarbanes-Oxley Act of 2002. The Corporation’s approach to corporate governance is in full compliance with the Proposed Rule, Proposed Policy and TSX Guidelines.

BOARD OF DIRECTORS(1)

     The Board is currently composed of 16 directors, 15 of whom are independent directors. Mr. G. Morgan, EnCana’s President & Chief Executive Officer, is the only Board member who is a member of the Corporation’s management. EnCana does not have a significant shareholder.

     The Board is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of “independence” as set out in Section 1.4 of Amended MI 52-110. In applying this definition, the Board considers all relationships of the directors with the Corporation, including business, family and other relationships. The Board has determined that Mr. G. Morgan is related due to his position as President & Chief Executive Officer of the Corporation.

     The Board has also determined that the remainder of the proposed directors are independent directors on the basis that such directors have no direct or indirect material relationship with the issuer which could, in the view of EnCana’s Board of Directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

     Pursuant to EnCana’s By-Laws, the Chair and the Chief Executive Officer of the Corporation shall not be the same person, except in very limited circumstances. The Chair of the Board of EnCana, Mr. D.P. O’Brien, is independent. The Chair of the Board is required to ensure that the Board is properly organized, functions effectively and meets its obligations and responsibilities including those relating to corporate governance matters. EnCana’s independent directors hold in camera sessions, without management members in attendance, at all regularly scheduled Board meetings. The Chair of the Board acts as the chair of such meetings. EnCana’s Board held nine in camera sessions during 2004.

     A list of the other public company board memberships of nominees for election as directors of EnCana is set out in Appendix “A” attached to this Information Circular.

BOARD MANDATE(2)

     The fundamental responsibility of the Board of Directors is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

     The Board of EnCana has plenary power and exercises overall responsibility for the management and supervision of the affairs of the Corporation. The Board, through its mandate, has established administrative procedures which prescribe the rules governing the approval of transactions carried out in the course of the Corporation’s operations, the delegation of authority and the execution of documents on behalf of the Corporation. The Board reviews and approves various matters, including the appointment of corporate officers, as well as the annual capital and operating budgets and authorization of unbudgeted investments and divestitures above a specified dollar threshold. The Board’s expectations of management of the Corporation are communicated directly to management and through Committees of the Board. More specifically, the Board assumes the following principal responsibilities:

(a)	Annual review and approval of EnCana’s strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. The Board discusses and reviews all materials relating to the strategic plan with management. Management must seek the Board’s approval for any transaction that would have a significant impact on the strategic plan.

(b)	Ensure that a system is in place to identify the principal risks to the Corporation and to monitor the process to manage such risks. The Audit Committee reviews and approves management’s identification of principal financial risks and meets regularly to review reports and discuss significant risk areas with the internal and external auditors. In addition, the Board ensures that an adequate system of internal controls exists.

(c)	Focus on the integrity, quality and continuity of management required to attain the Corporation’s goals. This includes appointing the Chief Executive Officer and monitoring the Chief Executive Officer’s performance against a set of mutually agreed upon corporate objectives. The HRC Committee reviews and provides recommendations to the Board on succession planning, on senior management development and on the performance of management in relation to the accomplishment of their annual objectives. Annually, the HRC Committee measures management’s performance and total compensation against the combined set of objectives comprised in the annual budget and the strategic plan. The Board supports management’s commitment to training and developing all employees.

(d)	Review a communications policy in relation to shareholders, employees, financial analysts, the media and other stakeholders. The purpose of the policy is to clearly outline procedures and practical guidelines for the consistent, transparent, regular and timely public disclosure and dissemination of material and non-material information about EnCana and its subsidiaries.

The Board receives regular reports on any key communications issues. Procedures to facilitate feedback from shareholders include the following:

(i)	the Corporation’s transfer agent, CIBC Mellon Trust Company, has a toll-free number (1-800-387-0825) to assist shareholders; and

(ii)	shareholders may also send comments via email to investor.relations@encana.com.

EnCana provides detailed information on its business, operating and financial results on its website www.encana.com. EnCana’s news releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA known as “SEDAR” www.sedar.com and by the SEC known as “EDGAR” www.sec.gov.

     In performing its responsibilities, provisions exist for the Board or an individual director, as required, to consult with the Nominating and Corporate Governance Committee (the “NCG Committee”) with respect to engaging an external advisor at the expense of the Corporation. The Audit Committee and the HRC Committee are entitled to retain external advisors, at the expense of the Corporation, without consulting with the NCG Committee. Each of the other Committees of the Board may, with unanimity, retain external advisors. Lack of unanimity requires that the matter be referred to the NCG Committee.

POSITION DESCRIPTIONS(3)

     EnCana has written guidelines for each of the President & Chief Executive Officer and the Chair of the Board which are available on the Corporation’s website www.encana.com. The Board is responsible for monitoring the Chief Executive Officer’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value. The Board has clearly defined the limits to management authority.

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS(4)

     The NCG Committee is responsible for and has implemented procedures for the orientation and education of new Board members concerning their role and responsibilities and for the continued development of existing members of the Board. EnCana has instituted a formal program for new directors which includes a series of interviews and orientation sessions with senior management and field tours of major producing properties and areas of operations hosted by the respective division executive and senior operating staff. As part of the formal orientation, new directors receive an informational package containing the Corporation’s strategic planning materials, directors’ information handbook, recently issued disclosure materials, the Corporate Constitution and independent third party peer comparison information. In addition to the formal program, new Board members are encouraged to conduct their own due diligence through independent meetings with the Chair of the Board, President & Chief Executive Officer or any other director. The Corporation, during 2004, provided many internal continuing education opportunities to its directors, including:

•	presentations by third party expert advisors concerning pension matters;

•	tours of the Corporation’s facilities;

•	a “Reserves” workshop to provide directors with a clearer understanding of new disclosure requirements; and

•	a technical conference focusing on resource plays held by EnCana for its employees.

     In addition to these specific events and other ongoing internal continuing education programs, directors have the opportunity to attend external educational programs to assist in their development in their role as a director of the Corporation. All such external programs are approved through the Chair of the Board.

ETHICAL BUSINESS CONDUCT

     EnCana has adopted a Corporate Constitution (“Constitution”) which sets out the basis on which EnCana will operate as a high performance principled corporation. The Constitution and EnCana’s Corporate Responsibility Policy establish the company’s commitment to conducting business ethically and legally. To provide further guidelines in this regard, the Board of Directors has adopted a written Business Conduct & Ethics Practice (the “Practice”).

     The Practice applies to all officers, employees, contractors and consultants (collectively, “staff”) and directors. The Practice makes specific reference to the protection and proper use of EnCana’s assets, fair dealings with EnCana’s customers, contractors, consultants and industry partners and compliance with laws and regulations. All staff of EnCana are asked to review the Practice and confirm on a regular basis that they understand their individual responsibilities and conform to the requirements of the Practice.

     Any waiver of the Practice for officers or directors may only be made by the Board of Directors and will be promptly disclosed to shareholders as required by law.

     EnCana has established an Investigations Practice to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate company policies or practices, or are potential violations under statutes, regulations, rules and polices applicable to the Corporation, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, an Investigations Committee, as well as an Investigations Steering Committee, review and oversee any investigations. The Investigations Committee refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee.

     In addition to the statutory obligations of directors to address conflict of interest matters, the Corporation has developed a protocol to assist in managing in advance any potential conflicts of interest that may impact individual directors. The protocol includes confirming with the Chief Executive Officer of a potential conflict, advice to the Chair for advance notice to the affected director, exclusion of the portion of written reference material which gives rise to a conflict in the distribution to the affected director and a recommendation to the affected director as to whether such director should abstain from participating in the meeting on the particular item.

     The Corporation also has a policy on Disclosure, Confidentiality and Employee Trading that governs the conduct of all staff and directors and a Restricted Trading and Insider Guidelines for directors and senior officers.

     The Corporate Constitution, Corporate Responsibility Policy and Business Conduct & Ethics Practice are available on the Corporation’s website www.encana.com.

NOMINATION OF DIRECTORS(5)

     The Board has appointed the NCG Committee which is comprised exclusively of independent directors. The NCG Committee has a written mandate which includes assessing and recommending new nominees to the Board. In assessing new nominees, the NCG Committee seeks to ensure that there is a sufficient range of skills, expertise and experience to ensure that the Board can carry out its mandate and functions effectively. The NCG Committee receives and evaluates suggestions for candidates from individual directors, the President & Chief Executive Officer and from professional search organizations.

     The NCG Committee gives consideration to the appropriate size of the Board for the ensuing year and, on a periodic basis, oversees the evaluation of, assesses and considers the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual members.

     The NCG Committee is also responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of corporate governance. The NCG Committee is responsible for the Statement of Corporate Governance Practices included in this Information Circular. The NCG Committee monitors best practices among major Canadian and U.S. companies to help ensure EnCana continues to carry out high standards of corporate governance.

COMPENSATION(6)

     The Board has appointed the HRC Committee which is comprised exclusively of independent directors. The HRC Committee reviews, reports and provides recommendations to the Board on the compensation of the Chief Executive Officer and the appointment and compensation of other officers, succession plans for officers, the compensation policy for all other employees, the approval of all long-term incentive grants and annual High Performance Results Awards.

     The Board reviews the adequacy and form of the directors’ compensation to ensure that it realistically reflects the responsibilities and risks involved in being a director of EnCana. The NCG Committee recommends to the Board, for approval, the directors’ compensation and the remuneration for the non-executive Chair of the Board. See pages 20 and 21 of this Information Circular for information relating to the compensation received by the directors in 2004.

     The HRC Committee also reviews, comments on and approves the Statement of Executive Compensation contained in this Information Circular.

AUDIT COMMITTEE(7)

     All of the Audit Committee members are independent directors.

     MI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. All of the members of the Audit Committee are “financially literate” under the definition set out above.

     The SEC requires a company, like the Corporation, that files reports under the U.S. Securities Exchange Act of 1934 to disclose annually whether its board of directors has determined that there is at least one “audit committee financial expert” on its audit committee, and if so, the name of the audit committee financial expert. The rule defines “audit committee financial expert” to mean a person who has the following attributes:

•	an understanding of financial statements and, in the case of the Corporation, Canadian generally accepted accounting principles;

•	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

•	an understanding of internal controls and procedures for financial reporting; and

•	an understanding of audit committee functions.

     One Audit Committee member, Ms. J.L. Peverett, has been determined by the Board to be an “audit committee financial expert” as that term is defined by the SEC.

     The SEC further requires, pursuant to Rule 10A-3 of the U.S. Securities Exchange Act of 1934, that each member of a company’s audit committee be independent. All of the Audit Committee members are “independent” as that term is defined by the SEC.

     The Audit Committee has adopted a mandate which sets out the Committee’s duties and responsibilities including the following: the engagement, evaluation, remuneration and termination of the external auditor; reviewing and discussing the Corporation’s annual audited and quarterly unaudited financial statements with management and the external auditor; providing an avenue of communication among the external auditors, management, the internal auditing department and the Board; establishing and reviewing procedures to receive and address complaints received by the Corporation regarding accounting, internal accounting controls or audit matters and to receive and address anonymous and confidential submissions by employees of the Corporation regarding accounting or auditing matters; discussing guidelines and policies to govern the process by which financial risk assessment and financial risk management is undertaken; regularly reporting to the Board on issues that arise with respect to the quality and integrity of the Corporation’s financial statements; and the determination of which non-audit services the external auditor is prohibited from providing. The Audit Committee mandate specifies that the external auditors shall report directly to the Audit Committee in its capacity as a committee of the Board. The Board reviews and re-assesses, with input from the NCG Committee, this mandate on an annual basis.

     The Audit Committee reviews and provides recommendations to the Board on the adequacy of EnCana’s internal control system and ensures that management, the external auditors and the internal auditors provide to the Audit Committee an annual report on the Corporation’s control environment as it pertains to the Corporation’s financial reporting process and controls.

     The Audit Committee meets regularly in camera with the internal auditor and the external auditor. The Audit Committee’s mandate requires that the Committee meet regularly with the external auditor without management present.

     For further information about EnCana’s Audit Committee, please see pages 49 to 51 of the Corporation’s Annual Information Form which is available on the Corporation’s website www.encana.com.

RESERVES COMMITTEE

     EnCana has 100 percent of its reserves evaluated by independent qualified reserve evaluators. The Board has appointed a Reserves Committee comprised solely of independent directors. Pursuant to its mandate, the Reserves Committee reviews the qualifications and appointment of the independent qualified reserve evaluators, the procedures for providing information to the evaluators and the annual reserves estimates prior to public disclosure.

OTHER BOARD COMMITTEES(8)

     In addition to establishing an Audit Committee, HRC Committee, NCG Committee and Reserves Committee, the Board annually appoints members to Committees with mandates in the areas of Corporate Responsibility, Environment, Health and Safety and Pension. Current mandates for each of the Committees are available on the Corporation’s website www.encana.com.

ASSESSMENTS OF THE BOARD(9)

     The Board is required to establish appropriate practices for the regular evaluation of the effectiveness of the Board, its Committees and its members.

     The NCG Committee is responsible for assessing the effectiveness of the Board and Committees of the Board. As part of its process, the Chairman of the NCG Committee meets periodically with each director to discuss the effectiveness of the Board, Committees of the Board and each such director. To assist the Chairman in his review, each director completes an effectiveness questionnaire as well as self and peer evaluation forms.

     The Vice-Chairman of the NCG Committee also meets periodically with the Chairman of the NCG Committee to discuss his effectiveness as the Chair of the Board, Chairman of the NCG Committee and as a member of the Board. The NCG Committee assesses the adequacy of information given to directors, communication between the Board and management and the processes of the Board and Committees. The NCG Committee recommends changes to enhance the performance of the Board based on its assessments.

     The Board of Directors and its Committees continually evaluate and enhance the Corporation’s corporate governance practices by monitoring Canadian and U.S. regulatory developments affecting corporate governance, accountability and transparency of public company disclosure. Additional disclosure concerning EnCana’s corporate governance practices can be found on the Corporation’s website www.encana.com.

(1)	Refers to TSX Guidelines 2, 3 and 12

(2)	Refers to TSX Guidelines 1, 1(a), 1(b), 1(c), 1(d) and 14

(3)	Refers to TSX Guideline 11

(4)	Refers to TSX Guideline 6

(5)	Refers to TSX Guidelines 4, 7 and 10

(6)	Refers to TSX Guideline 8

(7)	Refers to TSX Guidelines 1(e) and 13

(8)	Refers to TSX Guideline 9

(9)	Refers to TSX Guidelines 5 and 7

OTHER MATTERS

     The management of the Corporation is not aware of any business to be presented for action by the shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.

SHAREHOLDER PROPOSALS

     The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2006 is December 16, 2005. All proposals should be sent by registered mail to the Corporate Secretary, EnCana Corporation, 1800, 855 - 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5.

ADDITIONAL INFORMATION

     For those shareholders who cannot attend the Meeting in person, EnCana has made arrangements to provide a live webcast of the Meeting. Details on how shareholders may access the proceedings on the webcast will be found on the EnCana website www.encana.com and will also be provided in a news release prior to the Meeting.

     Additional information concerning the Corporation, including the Corporation’s consolidated interim and annual financial statements and management’s discussion and analysis thereon, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com.

     The Corporation will provide, without charge to a securityholder, a copy of the Corporation’s latest Annual Information Form and any documents incorporated therein by reference, its 2004 Annual Report to shareholders containing the comparative financial statements for 2004 together with the Auditors’ Report thereon and Management’s Discussion and Analysis, interim financial statements for subsequent periods, and this Information Circular upon request to the Corporate Secretary, EnCana Corporation, 1800, 855 — 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5, telephone: (403) 645-2000. This information may also be accessed on the Corporation’s website www.encana.com.

QUESTIONS AND OTHER ASSISTANCE

     If you have any questions about the information contained in this Information Circular or require assistance in completing your proxy form, please contact Georgeson Shareholder, the Corporation’s proxy solicitation agent, at:

66 Wellington Street West
TD Tower — Suite 5210
Toronto Dominion Centre
P.O. Box 240
Toronto, Ontario, Canada M5K 1J3

Toll Free Number in Canada and U.S.A.
1-877-288-9163

DIRECTORS’ APPROVAL

     The contents and the sending of this Information Circular have been approved by the directors of the Corporation.

February 28, 2005

Kerry D. Dyte
Corporate Secretary

APPENDIX “A”
BOARD MEMBERSHIPS OF NOMINEES FOR ELECTION AS DIRECTORS

     Companies listed below are only those listed on a North American stock exchange and exclude EnCana.

M.N. Chernoff
Canadian Hydro Developers, Inc.

R.S. Cunningham
Agrium Inc.
General Partner of Enterprise Products
  Partners L.P.
TETRA Technologies, Inc.

P.D. Daniel
Enbridge Inc.
Enbridge Energy Management, L.L.C.
Enerflex Systems Ltd.
General Partner of Enbridge Energy
  Partners, L.P.

I.W. Delaney
Dynatex Corporation
Sherritt International Corporation
The Westaim Corporation
W.R. Fatt
Enbridge Inc.
Fairmont Hotels & Resorts Inc.
Legacy Hotels Real Estate
Investment Trust
Sun Life Financial Inc.

M.A. Grandin
BNS Split Corp.
Fording Canadian Coal Trust
IPSCO Inc.

B.W. Harrison
Eastshore Energy Ltd.

K.F. McCready
Computer Modelling Group Ltd.

G. Morgan
HSBC Bank Canada	V.A.A. Nielsen
Wajax Limited

D.P. O’Brien
Fairmont Hotels & Resorts Inc.
Inco Limited
Molson Coors Brewing Company
Royal Bank of Canada
TransCanada Corporation

D.A. Sharp
Azure Dynamics Corporation
BacTech Mining Corporation
UTS Energy Corporation

J.M. Stanford, O.C.
Inco Limited
NOVA Chemicals Corporation
OPTI Canada Inc.
Terasen Inc.

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APPENDIX “B”
NOTE REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION

     The reserves and other oil and gas information contained in this Information Circular have been prepared in accordance with U.S. disclosure standards, in reliance on an exemption from the Canadian disclosure standards granted to EnCana by Canadian securities regulatory authorities. Such information may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). The reserves quantities disclosed in this Information Circular represent net proved reserves calculated on a constant price basis using the standards contained in U.S. Securities and Exchange Commission Regulation S-X and FAS 69. For additional information with respect to EnCana’s exemption which permits EnCana to use U.S. standards, please refer to EnCana’s Annual Information Form dated February 25, 2005.

     The following sets out the methods of calculation of Mcfes, production replacement and reserve replacement referred to on page 16 of this Information Circular as required pursuant to NI 51-101:

•	Certain crude oil and natural gas liquids (“NGLs”) volumes have been converted to millions of cubic feet equivalent (“MMcfe”) or thousands of cubic feet equivalent (“Mcfe”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Mcfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.

•	Production replacement is calculated by dividing reserve replacement by production in the same period. Reserve replacement is calculated by summing the total proved reserves added over a given period, in this case calendar year 2004, through one or more of revisions, improved recovery, extensions, discoveries and acquisitions net of divestitures. EnCana uses the aforementioned metrics as indicators of relative performance, along with a number of other measures. Many performance measures exist, all measures have limitations and historical measures are not necessarily indicative of future performance.

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